UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ELEPHANT & CASTLE GROUP INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

286199-20-3
(CUSIP Number)

Roger Sexton
Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, British Columbia
Canada V6Z 2K5
(604) 684-6451
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 286199-20-3	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Richard H. Bryant I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a )☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF,OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,677,928(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,677,928(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,677,928 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%(1)(2)
14		TYPE OF REPORTING PERSON IN

_____________________________________
(1) Messrs. Bryant, Sexton and Laurie (the “Reporting Persons”) have entered into a certain inter-shareholder agreement (the “Inter-Shareholder Agreement”) dated December 17, 2004 by and among the Issuer, the Reporting Persons, GE Investment Private Placement Partners II (“GEIPPP”), and Crown Life

CUSIP No. 286199-20-3	13D	Page 3 of 14 Pages

Insurance Company (“Crown Life”) as described in Sections 5 and 6 herein. The disclosure included above includes the shares beneficially owned by GEIPPP, Crown Life and Messrs. Sexton and Laurie, even though Mr. Bryant disclaims beneficial ownership of such securities. Further, the disclosure above excludes (a) 1,461,597 common shares of the Issuer (the “Common Shares”) which may be received upon the conversion of 487,199 preferred shares, series A of the Issuer (the “Preferred Shares”) held by or that may be purchased by the Reporting Persons and (b) certain restricted warrants to purchase (i) 566,434 Common Shares held by the Reporting Persons, (ii) 295,799 Preferred Shares that are convertible into 887,397 Common Shares held by the Reporting Persons, and (iii) 233,333 Common Shares held by the Reporting Persons. Such securities have been excluded from this disclosure because the conditions that permit the right to convert and/or exercise such securities into Common Shares cannot be satisfied within 60 days of today’s date.

(2) As of July 31, 2005, 5,815,993 Common Shares were issued and outstanding.

CUSIP No. 286199-20-3	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Roger Sexton I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a )☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF,OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,677,928(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,677,928(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,677,928 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%(1)(2)
14		TYPE OF REPORTING PERSON IN

_____________________________________
(1) The Reporting Persons have entered into the Inter-Shareholder Agreement as described in Sections 5 and 6 herein. The disclosure included above includes the shares beneficially owned by GEIPPP, Crown

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Life and Messrs. Bryant and Laurie, even though Mr. Sexton disclaims beneficial ownership of such securities. Further, the disclosure above excludes (a) 1,461,597 Common Shares which may be received upon the conversion of 487,199 Preferred Shares held by or that may be purchased by the Reporting Persons and (b) certain restricted warrants to purchase (i) 566,434 Common Shares held by the Reporting Persons, (ii) 295,799 Preferred Shares that are convertible into 887,397 Common Shares held by the Reporting Persons, and (iii) 233,333 Common Shares held by the Reporting Persons. Such securities have been excluded from this disclosure because the conditions that permit the right to convert and/or exercise such securities into Common Shares cannot be satisfied within 60 days of today’s date.

(2) As of July 31, 2005, 5,815,993 Common Shares were issued and outstanding.

CUSIP No. 286199-20-3	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS Peter Laurie I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a )☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF,OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,677,928(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,677,928(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,677,928 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%(1)(2)
14		TYPE OF REPORTING PERSON IN

_____________________________________
(1) The Reporting Persons have entered into the Inter-Shareholder Agreement as described in Sections 5 and 6 herein. The disclosure included above includes the shares beneficially owned by GEIPPP, Crown

CUSIP No. 286199-20-3	13D	Page 7 of 14 Pages

Life and Messrs. Bryant and Sexton, even though Mr. Laurie disclaims beneficial ownership of such securities. Further, the disclosure above excludes (a) 1,461,597 Common Shares which may be received upon the conversion of 487,199 Preferred Shares held by or that may be purchased by the Reporting Persons and (b) certain restricted warrants to purchase (i) 566,434 Common Shares held by the Reporting Persons, (ii) 295,799 Preferred Shares that are convertible into 887,397 Common Shares held by the Reporting Persons, and (iii) 233,333 Common Shares held by the Reporting Persons. Such securities have been excluded from this disclosure because the conditions that permit the right to convert and/or exercise such securities into Common Shares cannot be satisfied within 60 days of today’s date.

(2) As of July 31, 2005, 5,815,993 Common Shares were issued and outstanding.

CUSIP No. 286199-20-3	13D	Page 8 of 14 Pages

Item 1. Security and Issuer.

This statement relates to Common Shares, no par value, of Elephant & Castle Group Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at 1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada.

Item 2. Identity and Background.

(a)	(x)	Richard H. Bryant
	(y)	Roger Sexton
	(z)	Peter Laurie

(b)	1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada

(c)	(x)	President and Chief Executive Officer; Elephant & Castle Group Inc.; Owner and operator of British-style pub restaurants; 1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada.
	(y)	Vice President, Finance and Chief Financial Officer; Elephant & Castle Group Inc.; Owner and operator of British-style pub restaurants; 1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada.
	(z)	Chief Operating Officer; Elephant & Castle Group Inc.; Owner and operator of British-style pub restaurants; 1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration.

(x)
Pursuant to the terms of a certain investment agreement dated December 17, 2004 by and among the Issuer, the Reporting Persons, GEIPPP and Crown Life (the “Investment Agreement”), Mr. Bryant purchased (i) 39,596 Common Shares and 27,579 Preferred Shares in a private transaction on April 5, 2005, and (ii) 39,596 Common Shares and 27,579 Preferred Shares in a private transaction on June 30, 2005. The information contained in Articles 1, 2 and 3 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3. The aggregate amounts paid by Mr. Bryant from his personal funds for such securities were Cdn$15,000 and Cdn$15,000, respectively.

In order to purchase the Common Shares that remain subject to the Investment Agreement, Mr. Bryant must pay the purchase price for such securities. The information

CUSIP No. 286199-20-3	13D	Page 9 of 14 Pages

contained in Articles 2 and 3 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the Common Shares subject to certain stock options, Mr. Bryant must pay the exercise price for such securities.

(y)
Pursuant to the terms of the Investment Agreement, Mr. Sexton purchased 59,394 Common Shares and 41,368 Preferred Shares in a private transaction on April 5, 2005. The information contained in Articles 1, 2 and 3 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3. The aggregate amount paid by Mr. Sexton from his personal funds for such securities was Cdn$22,500.

In order to purchase the Common Shares subject to certain stock options, Mr. Sexton must pay the exercise price for such securities.

(z)
Pursuant to the terms of the Investment Agreement, Mr. Laurie purchased (i) 16,498 Common Shares and 11,491 Preferred Shares in a private transaction on April 5, 2005, and (ii) 16,498 Common Shares and 11,491 Preferred Shares in a private transaction on June 30, 2005. The information contained in Articles 1, 2 and 3 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3. The aggregate amounts paid by Mr. Laurie from his personal funds for such securities were Cdn$6,250 and Cdn$6,250, respectively.

In order to purchase the Common Shares that remain subject to the Investment Agreement, Mr. Laurie must pay the purchase price for such securities. The information contained in Articles 2 and 3 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the Common Shares subject to certain stock options, Mr. Laurie must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

(x)
Pursuant to the terms of the Investment Agreement, Mr. Bryant purchased 39,596 Common Shares and 27,579 Preferred Shares in private transactions on each of April 5, 2005 and June 30, 2005. The information contained in Articles 1, 2, 3 and 7 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 4. Mr. Bryant purchased these securities for investment purposes.

Certain of the Common Shares beneficially owned by Mr. Bryant may be purchased by him pursuant to the terms of the Investment Agreement. Certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Bryant that have been excluded from the Reporting Persons’ beneficial ownership disclosure may also be acquired by Mr. Bryant pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 below is hereby incorporated by reference to this Item 4.

Certain of the Common Shares beneficially owned by Mr. Bryant are subject to stock options that were granted to Mr. Bryant by the Issuer as a result of his position with the Issuer.

CUSIP No. 286199-20-3	13D	Page 10 of 14 Pages

(y)
Pursuant to the terms of the Investment Agreement, Mr. Sexton purchased 59,394 Common Shares and 41,368 Preferred Shares in a private transaction on April 5, 2005. The information contained in Articles 1, 2, 3 and 7 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 4. Mr. Sexton purchased these securities for investment purposes.

Certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Sexton that have been excluded from the Reporting Persons’ beneficial ownership disclosure may be acquired by Mr. Sexton pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 below is hereby incorporated by reference to this Item 4.

Certain of the Common Shares beneficially owned by Mr. Sexton are subject to stock options that were granted to Mr. Sexton by the Issuer as a result of his position with the Issuer.

(z)
Pursuant to the terms of the Investment Agreement, Mr. Laurie purchased 16,498 Common Shares and 11,491 Preferred Shares in a private transaction on each of April 5, 2005 and June 30, 2005. The information contained in Articles 1, 2, 3 and 7 of Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 4. Mr. Laurie purchased these securities for investment purposes.

Certain of the Common Shares beneficially owned by Mr. Laurie may be purchased by him pursuant to the terms of the Investment Agreement. Certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Laurie that have been excluded from the Reporting Persons’ beneficial ownership disclosure may also be acquired by Mr. Laurie pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 below is hereby incorporated by reference to this Item 4.

Certain of the Common Shares beneficially owned by Mr. Laurie are subject to stock options that were granted to Mr. Laurie by the Issuer as a result of his position with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
Mr. Bryant is the beneficial owner of 495,720 Common Shares, or 8.2% of the Common Shares outstanding as of July 31, 2005, which includes (i) 50,000 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are exercisable within 60 days of July 31, 2005, (ii) 158,385 Common Shares issuable pursuant to the terms of the Investment Agreement. The stock options to purchase 50,000 Common Shares held by Mr. Bryant were granted in 1997 and 1998, and are fully vested. These stock options have exercise prices ranging from $10 to $16, and expire in 2006 and 2007.

Mr. Sexton is the beneficial owner of 121,596 Common Shares, or 2.1% of the Common Shares outstanding as of July 31, 2005, which includes 16,666 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are exercisable within 60 days of July 31, 2005. The stock options to purchase 16,666 Common Shares held Mr. Sexton were granted in 2001. These stock options have an exercise price of $1

CUSIP No. 286199-20-3	13D	Page 11 of 14 Pages

and vest over a three-year period from 2003 to 2005. In total, Mr. Sexton holds options to purchase 25,000 Common Shares. All of these stock options expire in 2008.

Mr. Laurie is the beneficial owner of 241,550 Common Shares, or 4.1% of the Common Shares outstanding as of July 31, 2005, which includes (i) 66,666 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are exercisable within 60 days of July 31, 2005, (ii) 65,995 Common Shares issuable pursuant to the terms of the Investment Agreement. The stock options to purchase 66,666 Common Shares held Mr. Laurie were granted in 2001. These stock options have an exercise price of $1 and vest over a three-year period from 2003 to 2005. In total, Mr. Laurie holds options to purchase 100,000 Common Shares. All of these stock options expire in 2008.

If all of Common Shares beneficially owned by the Reporting Persons were aggregated with the Common Shares held by GEIPPP and Crown Life (collectively, the “Group”), the Group would beneficially own 20,677,928 Common Shares, or 91.0% of the Common Shares outstanding as of July 31, 2005, which includes (i) 133,332 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are exercisable within 60 days of July 31, 2005 held by the Reporting Persons, (ii) 224,380 Common Shares issuable pursuant to the terms of the Investment Agreement held by the Reporting Persons, (iii) 10,961,916 Common Shares that may be received upon the conversion of 3,653,972 Preferred Shares held by GEIPPP, (iv) 1,750,000 Common Shares subject to certain restricted warrants held by GEIPPP, (v) 1,499,301 Common Shares subject to certain restricted warrants held by Crown Life, and (vi) 782,995 Preferred Shares subject to certain restricted warrants that are convertible into 2,348,985 Common Shares held by Crown Life.

(b)
Except as described in Item 6 below and to the best knowledge of each Reporting Person, no person other than the applicable Reporting Person has the power to vote or to direct the vote of or to dispose or direct the disposition of the securities of the Issuer held by such Reporting Person. Each Reporting Person disclaims any voting or dispositive power over the securities beneficially owned by GEIPPP, Crown Life and the other Reporting Persons.

(c)	Except as described in Item 3 above, the Reporting Persons did not effect any transactions in the Common Shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Inter-Shareholder Agreement, each of GEIPPP, Crown Life and the Reporting Persons agreed to vote their Common Shares in favor of (i) two nominees of GEIPPP to the Issuer’s board of directors (the “Board”) provided that GEIPPP holds at least 20% of the Common Shares (on a fully diluted basis) or one nominee if GEIPPP holds less than 20% but more than 10% of the Common Shares (on a fully diluted basis); (ii) one nominee of Crown Life

CUSIP No. 286199-20-3	13D	Page 12 of 14 Pages

to the Board provided that Crown Life holds at least 10% of the shares of the Issuer (on an undiluted basis but assuming Crown Life has exercised all of its warrants); and (iii) Mr. Bryant or his nominee to the Board provided that Mr. Bryant continues to be the President and Chief Executive Officer of the Issuer. Each Reporting Person expressly disclaims that they are members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with GEIPPP, Crown Life and the other Reporting Persons.

The Inter-Shareholder Agreement restricts the ability of members of the Group to transfer their shares in the Issuer. If GEIPPP intends to sell any shares of the Issuer to a third-party in a private transaction, the Reporting Persons and Crown Life may have the right to participate in such sale. If GEIPPP receives an offer from a third-party to purchase all of its shares of the Issuer, Crown Life and the Reporting Persons may also be required to sell their shares to the third-party purchaser. If any party to the Inter-Shareholder Agreement seeks to sell its shares other than on the open market or when there is an unsolicited offer to buy such shares, such party is obligated to deliver to the other parties an invitation to make a first offer for such party’s shares. In addition, the Issuer agrees to give the parties to the Inter-Shareholder Agreement a pre-emptive right on any issuance of Common Shares. The information contained in Article 4 of Exhibit 2 in Item 7 is hereby incorporated by reference to this Item 6.

Mr. Bryant may acquire 50,000 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that will vest within 60 days of July 31, 2005. Mr. Bryant may acquire 158,385 Common Shares and certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Bryant pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 is hereby incorporated by reference to this Item 6.

Mr. Sexton may acquire 16,666 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that will vest within 60 days of July 31, 2005. Mr. Sexton may acquire certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Sexton pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 is hereby incorporated by reference to this Item 6.

Mr. Laurie may acquire 66,666 Common Shares issuable pursuant to stock options granted under the Issuer’s stock option plan that will vest within 60 days of July 31, 2005. Mr. Laurie may acquire 65,995 Common Shares and certain Preferred Shares and Common Shares and Preferred Shares subject to certain restricted warrants held by Mr. Laurie pursuant to the terms of the Investment Agreement. The information contained in Exhibit 1 in Item 7 is hereby incorporated by reference to this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 286199-20-3	13D	Page 13 of 14 Pages

Item 7. Material to be Filed as Exhibits.

1.	Investment Agreement

2.	Inter-Shareholder Agreement

3.	Agreement of Joint Filing dated August 17, 2005 among the Reporting Persons

CUSIP No. 286199-20-3	13D	Page 14 of 14 Pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    DATE: August 17, 2005

/s/ Richard H. Bryant
Richard H. Bryant

/s/ Roger Sexton
Roger Sexton

/s/ Peter Laurie
Peter Laurie